SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2002

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PCCW LIMITED

Dated : September 16, 2002

By Fiona Nott

Fiona Nott

Company Secretary

PCCW
電訊盈科

PCCW Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

(I) NEW THRESHOLDS FOR THE APPLICATION OF THE MODIFIED CALCULATION CONCESSION UNDER CHAPTER 14 OF THE LISTING RULES

(II) ACQUISITION OF SHARES BY A CONTROLLING SHAREHOLDER

The directors of PCCW Limited (the "Company") wish to announce that, following the announcement of the Company's interim results for the six months ended June 30, 2002, new thresholds will apply to the Modified Calculation Concession granted to the Company by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on April 18, 2002 for the purposes of, amongst others, determining the "assets test" and the "consideration test" under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The Company also wishes to announce that on September 16, 2002, Pacific Century Regional Developments Limited ("PCRD"), a controlling shareholder of the Company, acquired 20,158,000 shares in the Company.

(I) NEW THRESHOLDS FOR THE APPLICATION OF THE MODIFIED CALCULATION CONCESSION UNDER CHAPTER 14 OF THE LISTING RULES

The directors of the Company wish to announce that, following the announcement of the Company's interim results for the six months ended June 30, 2002, new thresholds will apply to the Modified Calculation Concession granted to the Company by the Stock Exchange on April 18, 2002 for the purposes of, amongst others, determining the "assets test" and the "consideration test" under certain provisions of the Listing Rules.

On April 18, 2002, the Stock Exchange approved the Company's application for the right to continue to apply the De-minimis Concession and the Modified Calculation Concession for the purposes of determining the "assets test" and the "consideration test" (as defined in the Listing Rules) ("2002 Approval"). Details of the 2002 Approval were set out in the Company's announcement dated April 19, 2002. Following the announcement of the Company's interim results for the six months ended June 30, 2002, the applicable thresholds under the Modified Calculation Concession are modified as described below.

Modified Calculation Concession

1. **Modified Assets Test to classify Notifiable Transactions (other than Connected Transactions)**

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2002, the percentage ratios and monetary thresholds against which the "gross assets less intangibles and current liabilities of the asset to be acquired or realised" for the "assets test" and the "consideration for the asset to be acquired or realised" for the "consideration test" are to be determined to ascertain the disclosure and/or shareholder approval requirements for notifiable transactions (other than connected transactions) under Rules 14.06, 14.09, 14.12 and 14.20 of the Listing Rules are as follows:

(A) ratio of 5 percent or above but below 15 percent (approximately HK$1,905 million or above but below approximately HK$5,714 million) - the requirements for discloseable transactions will apply;

(B) ratio of 15 percent or above but below 25 percent (approximately HK$5,714 million or above but below approximately HK$9,523 million) - the requirements for major transactions will apply;

(C) ratio of 25 percent or above (approximately HK$9,523 million or above) - the requirements for very substantial transactions will apply; and

(D) for acquisition of assets (including securities but excluding cash) by the Company or any of its subsidiaries for consideration that includes securities for which listing will be sought, the requirements for share transactions will apply if the ratio is less than 5 percent (approximately HK$1,905 million).

2. **Modified Assets Test to Connected Transactions**

In relation to references to net tangible assets or the net assets set out in Rules 14.24(5), 14.25(1) and 14.25(2)(b)(i) of the Listing Rules for connected transactions, the percentage ratio thresholds to determine the relevant disclosure and/or shareholder approval requirements will be amended as follows:

* in Rule 14.24(5) the applicable threshold will be the higher of either:
  (i) HK$1,000,000, or
  (ii) 0.01 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2002, the relevant threshold in sub-item (ii) above is equal to approximately HK$3.81 million.

* in Rule 14.25(1) the applicable threshold will be the higher of either:
  (i) HK$10,000,000, or
  (ii) 1 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2002, the relevant threshold in sub-item (ii) above is equal to approximately HK$381 million.

* in Rule 14.25(2)(b)(i) the applicable threshold will be 5 percent of the modified assets basis.

Based on the Company's Unaudited Condensed Consolidated Balance Sheet as at June 30, 2002, the relevant threshold is equal to approximately HK$1,905 million.

Period for which the De-minimis Concession and the Modified Calculation Concession will apply

The Stock Exchange's 2002 Approval for the use of the De-minimis Concession and the Modified Calculation Concession (as modified following the announcement of the Company's interim results for the six months ended June 30, 2002) remains in effect until the publication or the due date of publication of the Company's next annual report, whichever is earlier.

(II) ACQUISITION OF SHARES BY A CONTROLLING SHAREHOLDER

On September 16, 2002, PCRD, a controlling shareholder of the Company, acquired 20,158,000 shares in the Company. Following such acquisition of shares, PCRD has increased its shareholding in the Company from approximately 32.94 percent to approximately 33.02 percent.

The Company has noted the decrease in the price and increase in the trading volume of the shares of the Company on September 16, 2002 and wishes to state that, apart from the foregoing acquisition, the Company is not aware of any reasons for such movements.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Company aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, September 16, 2002